Letterhead of Barbara R. Smith

Senior Vice President and Chief Financial Officer

Commercial Metals Company

Post Office Box 1046

Dallas, Texas 75221-1046

6565 North MacArthur Blvd., Suite 800

Irving, Texas 75039

Phone: 972-308-5199

April 5, 2012

Via EDGAR and Federal Express

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	Commercial Metals Company
Form 10-K for the fiscal year ended August 31, 2011
Filed October 31, 2011
File No. 1-4304

Dear Mr. Cash:

Commercial Metals Company (the Company) received your letter dated March 22, 2012 by fax on March 22, 2012. The Company submits the following response to your letter which for ease of reference is replicated by point.

Form 10-K for the fiscal year ended August 31, 2011

Footnotes to the Financial Statements

Note 19. Business Segments

We note your response to prior comment seven from our letter dated March 6, 2012. We have the following additional comments.

•

Please provide us with the sales and gross profit information for both your copper tube minimill and domestic steel mills for each of the last five years and interim period to date. Please address any apparent inconsistencies in sales and gross profit trends depicted.

We are providing, on a supplemental basis, a schedule (1) of the sales and gross profit information for our copper tube minimill and domestic steel mills for each of the last five years and our first six months of 2012. This schedule will be sent to you under separate cover. We request that the schedule be kept confidential and returned to us after your review is complete.

The gross margin percentage of the steel mills and the copper tube minimill generally move in the same direction. The steel industry experienced a strong economy in 2007 and 2008. Fiscal 2009 was the end of the cyclical steel industry’s strong growth cycle and the beginning of the recession. In 2011, the steel industry started to recover from the recession as noted in the increase in margins from lows in 2009 and 2010. In 2010, our steel mills experienced a rapid increase in ferrous scrap prices which compressed margins as the increase in

Mr. John Cash

April 5, 2012

ferrous scrap prices exceeded the increase in sales prices. In our first six months of 2012, copper and steel prices declined, however, because we carry more copper inventory on hand relative to inventory turns, the price declines had a greater financial impact on the copper tube minimill. The forecasted gross margin for 2012 for the copper tube minimill is substantially better than the actual gross margin for our first six months of 2012, because we expect as inventory turns and prices improve, the copper tube minimill will recover in the second half of the year. Within the Americas Mills segment, there is tremendous volatility in commodity prices which can result in movements in sales and gross profit over a short period of time but over a longer period of time sales and gross profit are consistent between the domestic steel mills and the domestic copper tube minimill.

The following graph shows the percentage increase and decrease in net sales from 2007 through the second quarter of 2012. The trends in net sales of the copper tube minimill are similar to the domestic steel mills.

The following graph shows the percentage increase and decrease in gross profit from 2007 through the second quarter of 2012. The trends in gross profit of the copper tube minimill are similar to the domestic steel mills.

•	Please more fully explain how you determined that a 17% gross profit margin and a 13% gross profit margin are economically similar.

The differences in gross profit margin are within a normal range to be considered economically similar. Our domestic steel mill operating segment consists of five domestic steel mills (our chief operating decision maker does not receive discrete information for each steel mill). Each domestic steel mill operates at various gross profit margins due to local market conditions, mix of products and efficiency of each mill. We are providing, on a supplemental basis, a table (2) showing the range of gross profit margins among the steel mills and the copper tube minimill. The table will be sent to you under separate cover. We request that the table be kept confidential and returned to us after your review is complete. The product mix at the steel mills also varies as some produce a larger percentage of higher margin products such as angles, bars, and channels while other steel

Mr. John Cash

April 5, 2012

mills produce a larger percentage of lower margin products such as rebar, billets and post. The gross profit margin for the copper tube mill is similar to the individual steel mills.

The Company also uses adjusted operating profit to evaluate the performance of segments. Adjusted operating profit is the sum of earnings before income taxes, interest expense and sales of accounts receivable. The following table shows that the copper tube minimill and the steel mills have similar trends in adjusted operating profit.

Adjusted Operating Profit	Q2 YTD
($ in millions)	2012	2011	2010	2009	2008	2007
Steel Mills	$110.4	$149.2	$33.7	$230.4	$238.7	$240.1
Increase (Decrease)	207%	343%	-85%	-3%	-1%	-9%
Copper Tube	$2.0	$12.5	$3.5	$23.8	$12.5	$19.6
Increase (Decrease)	-78%	257%	-85%	90%	-36%	-47%

The following graph shows the percentage increase and decrease in adjusted operating profit from 2007 through our first six months of 2012. The trends in adjusted operating profit in the copper tube minimill are similar to the domestic steel mills.

The domestic steel mills and the copper tube minimill are also economically similar as the largest component of cost of goods sold is metal cost, ferrous and copper scrap, and labor costs are not a significant component of cost of goods sold. We are providing, on a supplemental basis, a table (3) showing labor as a percentage of cost of goods sold, which are similar between the domestic steel mills and the copper tube minimill. This table will be sent to you under separate cover. We request that the table be kept confidential and returned to us after your review is complete.

•	Please address any changes in forecasted sales for both your copper tube and domestic steel mills.

We are providing, on a supplemental basis, information (4) in response to this request. This will be sent to you under separate cover. We request that this information be kept confidential and returned to us after your review is complete.

•	Please explain the underlying reasons for the decrease in forecasted gross margin percentages for both types of mills.

The average gross margin percentage for the last five years is higher than the forecasted gross margin percentage for the next three years because of the high gross margin percentages achieved in 2007 and 2008, years of high economic growth prior to the current recession. We are providing, on a supplemental basis,

Mr. John Cash

April 5, 2012

information (5) regarding forecasted average gross margin percentage for the domestic steel mills and the copper tube minimill for the next three years. This will be sent to you under separate cover. We request that this information be kept confidential and returned to us after your review is complete.

•	Please more fully explain your basis that your copper and steel end products are similar.

Almost all of the end products of our copper tube minimill and steel mills are used in the construction industry, consisting of public works, infrastructure, heavy and light construction and service centers/distributors which sell directly for use in the construction industry. The copper tube minimill enhances the overall product offerings of the Americas Mills segment to the commercial construction market. Additionally, the following items provide evidence that the end products are similar:

¡

Both long products, steel and copper tubing, are sold by bundle. The bundle selling price is calculated by actual weight, theoretical weight or length. Steel is quoted by ton or hundred weight. Copper is quoted by pound or length.

¡	Both products of the mills are invoiced by weight or length.
¡	Products of both mills have to be produced within an industry standard theoretical weight.
¡	Production is scheduled and calculated according to weight. Both products have a “heat number” to identify the melting heat when the product was made.
¡	Products produced by both mills are based on customer/industry specifications, including chemical content, length and diameter.
¡	Both have a melting and rolling process to produce finished products.
¡	Our recycling segment can provide scrap for both mills to use in production.
¡	Products from both mills are sold to the same customers and projects for use in the construction industry.

•

Please provide us with historical and forecasted pricing information for the recycled scrap and other materials necessary for the production of your copper and steel end products and how such pricing impacted each product’s gross margin.

As scrap cost is the largest component of cost of goods sold, fluctuations in the ferrous and nonferrous markets directly impact gross margins. Additionally, both the steel mills and copper tube minimill are impacted by volatile commodity prices and the industry has experienced volatility at unprecedented rates in 2009 and 2010. We utilize metal margin to evaluate results of the steel mills and the copper tube minimill. Metal margin is the average selling price minus the actual scrap or metal cost used in production. Metal margin is a valuable measure of operations as it utilizes sales price and scrap purchase price used in production. The higher metal margin generally translates into higher gross margin percentages. However, how quickly scrap price increases or decreases translate into the selling prices will result in margin compression or expansion. Additionally, volumes impact the gross margin percentage as higher utilization rates result in lower fixed cost per volume produced and a higher gross margin percentage. We are providing, on a supplemental basis, a table (6) showing the ratio of metal margin as a percentage of the average selling price and a table (7) showing the ratio of forecasted metal margin as a percentage of the forecasted average selling price. These tables will be sent to you under separate cover. We request that the tables be kept confidential and returned to us after your review is complete. The historical and forecasted ratios of metal margin as a percentage of the average selling price for the copper tube minimill are similar to the individual steel mills.

Based on the above analysis, the domestic copper tube minimill is economically similar to the domestic steel mills and meets the aggregation criteria as prescribed in ASC 280-10-50-11. Additionally, the impact of including the copper tube minimill with the domestic steel minimills operating segment is not significant to any one period or to historical or forecasted periods. The copper tube minimill is also not significant to be reported as a separate reporting segment as net sales of the operating segment do not exceed 2% of the total net sales of the consolidated operations of the Company which is significantly below the requirement for reporting operating segments of 10%. The adjusted operating profit and total assets of the copper tube minimill are also not material to the Americas Mills segment.

Mr. John Cash

April 5, 2012

We are providing, on a supplemental basis, a table (8) showing the gross profit margins of the Americas Mills segment, including and excluding the copper tube minimill, and a table (9) showing the impact on the forecasted gross profit margins of including and excluding the copper tube minimill in the Americas Mills reporting segment. These tables will be sent to you under separate cover. We request that the tables be kept confidential and returned to us after your review is complete. The table showing the gross profit margins of the Americas Mills segment, including and excluding the domestic copper tube minimill, illustrates that the impact on gross profit margins of including the copper tube minimill in the Americas Mills reporting segment is effectively the same as excluding the copper tube minimill from the steel mills operating segment, and the table showing the impact on the forecasted gross profit margins of including the copper tube minimill in the Americas Mills reporting segment also illustrates that there is effectively no such impact.

We are also providing, on a supplemental basis, a table (10) showing the copper tube minimills sales as a percentage of total CMC reportable segment sales and as a percentage of the Americas Mills segment sales and a table (11) showing the copper tube minimill’s adjusted operating profit and total assets as a percentage of the Americas Mills segment. These tables illustrate the insignificance of the copper tube minimills net sales of total CMC and the Americas Mills segment and the insignificance of the copper tube minimill’s adjusted operating profit and total assets of the Americas Mills segment.

Response:

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing; and

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (972) 308-5199 or Leon K. Rusch at (214) 689-5419 if you have any questions or would like additional information in respect to these responses.

Very truly yours,

/s/ Barbara R. Smith

cc:	Joseph Alvarado, Chairman, President and Chief Executive Officer
Ann J. Bruder, Vice President, General Counsel and Corporate Secretary
Leon K. Rusch, Vice President and Controller
Audit Committee of Board of Directors
Paul L. Choi, Sidley Austin, LLP
Jeffry S. Plowman, Deloitte & Touche, LLP